

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 4, 2010

<u>**Via U.S. Mail and Fax (303) 476-6456**</u>
Greg Hill
Chief Financial Officer
Geovic Mining Corp.
1200 17th Street
Suite 980
Denver, CO 80202

      RE: **Geovic Mining Corp.**
               Form 10-K for the fiscal year ended December 31, 2008
               Filed March 16, 2009
               File No. 000-52646

Dear Mr. Hill:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ending December 31, 2008

Properties, page 21

Nkamouna Resource and Reserve Model, page 30

1.   Given that your jurisdiction of incorporation is Delaware, your cautionary language on page 4 does not allow the disclosure of resource estimates. Our previous correspondence of June 11, 2007 emphasized that only those terms as

      specified by Industry Guide 7 may be used in SEC filings by U.S. incorporated entities. However, at various locations in your filing, you continue to use the terms such as "measured," "indicated," "inferred," and/or "mineral resource" in reference to your quantity estimates. Please note the provisions of Industry Guide 7 generally preclude the use of any terms other than proven or probable reserves for disclosure in the periodic reports that you file with the SEC. Accordingly, it appears that you may need to amend your filing to eliminate all resource disclosure.

2.   We note you disclose a net revenue cutoff along with the reserve information in this section. Please also disclose the associated commodities or by-products, the method used to calculate your net revenue value and any material assumptions used in the calculation, such as assumed metal prices, operating costs, and metallurgical recoveries.

*   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions. You may contact Ken Shuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director